Mail Stop 0308

November 23, 2004


VIA U.S. MAIL AND FACSIMILE

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Re:	Dominion Resources, Inc.
      Registration Statement on Form S-4 filed November 10, 2004
	File No. 333-120339

	Schedule TO-I filed November 10, 2004
File No. 005-78036

Dear Ms. Wilkerson:

       We have limited our review of your filings to the terms of the transaction and have performed a targeted review of legal disclosure and accounting issues. The staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance at the Securities and Exchange Commission has also conducted a limited review of the registration statement on Form S-4 and the Schedule TO. The OM&A staff`s review focused on compliance with the federal rules applicable to tender offers, found in Regulations 13e-4 and 14E. We have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where we ask for revisions to your disclosure at one place in your registration statement, please make similar revisions to all applicable places.
2. Please disclose on the cover page, summary or equally prominent section of the filing the aggregate amount of indebtedness that will rank senior to or equally with the New Notes as of the date of your latest balance sheet. Also, disclose the amount of additional senior debt you may incur as of such date.
3. We note that you have elected to commence this exchange offer early, pursuant to Rule 162. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Rule 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the
"red herring" legend in an early commencement exchange offer, please see Q&A 2 in Part I.E in the Third Supplement (July 2001) the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available on the SEC`s Web site at www.sec.gov.
4. We note that the "terms of the New Notes are identical to the Existing Notes" except that you have changed the conversion feature so that Dominion Resources may account for the New Notes under the treasury stock method (but carry over the holding period for the Old
Notes). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.
5. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, if you intend to incorporate by reference future information, such as information relating to the merger transaction, please confirm to us that you will amend the Schedule TO to expressly do so by specific reference to such information.


FORM S-4

Cover Page
6. Please revise your cover page to include the date that the Old
Notes were issued.

Forward Looking Information, page 3
7. Sections 27A(b)(2)(C) of the Securities Act and Sections 21E(b)(2)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please remove the implication that the safe harbor has been available for any forward-looking statements that have been made, or will be made, in connection with this offer and avoid making any references to the Private Securities Litigation
Reform Act of 1995 in any materials you disseminate in the future. For example, include in the amended materials to be filed an explanatory section which indicates that any forward-looking statements made in connection with the offer are not, and have not been, protected under the Act.

Summary, page 4
8. Revise the introductory paragraph to make clear that the summary highlights material information with respect to the exchange offer, rather than "basic information" about the offer.
9. Refer to "Conditions to the Exchange Offer" on page 6. Provide a brief list of the material conditions to the exchange offer.
10. On page 9, revise to clarify that you will return tendered Old Notes not accepted for exchange "promptly," not "as promptly as practicable" after the expiration or termination of the exchange offer. See Rule 13e-4(f)(5). Make similar revisions throughout the prospectus to specify the time period in which Dominion Resources expects the notes to be delivered to tendering security holders. Ranking, page 13
11. Clarify the amounts to which the New Notes will rank senior, junior or equal in right of payment. State, if true, that the ability of Dominion Resources to incur additional indebtedness is unlimited.
Certain U.S. Federal Income Tax Considerations, page 13
12. Revise to state that the United States federal income tax consequences of the exchange are unclear and subject to considerable uncertainty. Additionally, describe briefly the negative United States federal income tax consequences of owning the New Notes, rather than simply refer investors to the discussion of tax consequences later in the prospectus.
Risk Factors, page 14
13. Some of your subheadings do not fully describe the risk to investors disclosed in the text and merely state a fact about the offering or your business. As one example only, on page 18 you state that your merchant power business is operating in a challenging market, but do not tie this statement of fact to the consequent risk faced by investors. Please revise so that each caption clearly identifies the risk as it applies to your company, industry or offering.

Conditions to the Exchange Offer, page 25
14. Refer to the introductory paragraph, which relates to the company`s determination whether the triggering of a condition "makes it inadvisable" to proceed with the exchange offer. Please note that, when a condition is triggered and the company decides to proceed with the exchange offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding of this on a supplemental basis.
15. In the second bullet point of the first condition, you disclose that your offer may be amended or terminated if, in your reasonable judgment, an enumerated event has occurred that "would be material to holders of Old Notes in deciding whether to accept the exchange offer." This appears to include both positive and negative effects.
Please revise your disclosure to clarify those changes that would allow amendment or termination of the offer.
16. Please confirm your understanding that that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-1(c).

Expiration Date; Extensions; Amendment, page 26
17. Advise, with a view toward disclosure, how and when the offer period will be extended if the registration statement has not been declared effective by the SEC at the initial expiration of the offer.
Clarify whether or not you intend to request effectiveness of the registration statement at or before expiration of the offer.
18. Refer to the last paragraph of this section. Please revise to clarify that you may be required to promptly file a post-effective amendment to the registration statement to reflect certain material changes to the offer.

Description of the New Notes, page 34
19. Please supplementally address the following matters.

Accounting treatment for the exchange transaction

* We assume that you have determined that the New Notes do not have substantially different terms, as defined in EITF 96-19, than the Old
Notes. Therefore, you will not record the Old Notes as extinguished with related gain or loss recognition. Please confirm our understanding and, if correct, please show us how you arrived at this conclusion including how you assessed the change in the consideration payable and the payment of exchange fees in your calculation. If this is not the case, please tell us your anticipated accounting treatment and provide the accounting rationale including any supporting calculations to support you accounting.

Accounting treatment for the exchange fee

* Please tell us how you will account for the exchange fee paid at the time of exchange and going forward. Please also cite the applicable authoritative GAAP that supports your policy.

Accounting treatment for the New Notes

* Please tell us how you will account for the New Notes in your future financial statements. In doing so, please ensure that you describe how you will account for the conversion feature at the time of issuance and at a point in time when the sale price condition, as defined on page 38 of your registration statement, is met. You should support your accounting in the event that the conversion feature is triggered citing appropriate accounting literature. We may have further comment upon review of your response.

Income Tax Accounting

* Please tell us how you will account for the tax consequences of the
New Notes under the guidelines of SFAS 109 and contrast supplementally for us this treatment to your treatment of the Old Notes. As part of your response, please ensure that you detail your anticipated accounting treatment in the event that the sale price conversion trigger is met. Please specifically address how the
additional payment will be treated for tax purposes.    Please
consider the need to disclose this information in your registration statement to more fully disclose the impact of the exchange on the future results of operations.
20. Please disclose your anticipated accounting treatment for the exchange of Old Notes for New Notes under the guidelines of EITF 96-
19. Additionally, please disclose how you anticipate accounting for the New Notes going forward. Please ensure that your disclosure includes a discussion of the anticipated accounting treatment of the exchange fee paid, classification on the Notes within your balance sheet, treatment of the conversion features related to the New Notes at the time of issuance and upon triggering the sales price conversion feature.

Description of Capital Stock, page 55
Fully Paid, page 56
21. The statement that all outstanding shares of common stock are "fully paid and non-assessable" and similar statements regarding additional shares of common stock to be issued upon conversion of the
New Notes constitute legal conclusions that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Certain United States Federal Income Tax Considerations, page 59
22. Revise the caption and this section to delete the word "certain" and to clarify that this disclosure relates to the "material" tax "consequences."
23. Given that McGuire Woods LLP is providing a tax opinion, please revise the prospectus` tax discussion to identify the firm as tax counsel. Also, because you are providing as a short form tax opinion, you should revise the lead-in paragraph and remove all references in this section indicating that it is a "summary" as opposed to counsel`s tax opinion. Further, clarify which matters in this section constitute counsel`s tax opinion. With respect to a particular tax consequence, to the extent possible provide a "should" or "more likely than not" opinion. Alternatively, clearly state that tax counsel is not able to opine on a particular tax consequence.

Legal Matters, page 64
24. You have indicated that McGuire Woods LLP will pass upon certain legal matters. Please identify those matters.

Exhibit 5.1
25. Please revise paragraph 3 of this opinion to clarify that the disclosure in the prospectus is your tax opinion rather than indicating that it is a "discussion . . . accurate in all material respects."

  	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jim Hoffmeister at (202) 942-1988 or, in his absence, Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
942-1885 if you have questions regarding comments on the financial statements and related matters. You may direct questions on the tender offer rules to Julia Griffith, Office of Mergers and Acquisitions, at (202) 942-1762. Direct questions on other disclosure issues to Will Hines at (202) 824-5302 or me at (202) 942-
1900 with any questions regarding the foregoing comments.


      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	D. Michael Jones, Esq.
	McGuire Woods LLP
	901 East Cary Street
	Richmond, Virginia 23219

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Dominion Resources, Inc.
Form S-4
November 23, 2004
Page 8